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14046163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 311 - 6th Avenue S.W.
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Henry 403-262-0623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue S.W. (Address) Calgary, (City) Alberta, Canada (State) T2P 5L3 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2_ 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OP 3/18/14

OATH OR AFFIRMATION

I, Chandra A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Energy Capital (USA) Corp., as of August 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Chief Financial Officer

Title

Notary Public Ruby Wallis, Notary Expires, Dec 31/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstEnergy Capital (USA) Corp.

Statement of Financial Position

August 31, 2013

(expressed in US dollars)

pwc

October 4, 2013

Report of Independent Auditors

To the Board of Directors and Shareholders of
FirstEnergy Capital (USA) Corp.

In our opinion, the accompanying statement of financial position presents fairly, in all material respects, the financial position of FirstEnergy Capital (USA) Corp. as at August 31, 2013 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Accountants

FirstEnergy Capital (USA) Corp.

Statement of Financial Position

For the year ended August 31

(expressed in US dollars)

	Note	2013	2012
Assets			
Current assets			
Cash and cash equivalents		**1,733,258**	1,733,321
Receivable from customers		-	325,337
Receivable from broker dealers		-	481,668
Total assets		**1,733,258**	2,540,326
Liabilities			
Current liabilities			
Payable to customers		-	481,668
Payable to broker dealers		-	325,337
		-	807,005
Non-current liabilities			
Due to related party	**3**	**84,897**	64,091
Subordinated loan from related party	**3, 4**	**908,000**	884,000
Total liabilities		**992,897**	1,755,096
Shareholders' Equity			
Contributed surplus		**408,066**	408,066
Share capital	**5**	**157,500**	157,500
Retained earnings		**174,795**	219,664
Total shareholders' equity		**740,361**	785,230
Total liabilities and shareholders' equity		**1,733,258**	2,540,326
Commitments and contingencies	**9**		

Statement of Financial Position

The Statement of Financial Position of FirstEnergy Capital (USA) Corp. is available for examination at its head office at 1100, 311 - 6th Avenue S.W., Calgary, Alberta, Canada and at the Los Angeles Regional Office of the Securities and Exchange Commission in Los Angeles, California.

The accompanying notes are an integral part of this Statement of Financial Position.

1. Organization

FirstEnergy Capital (USA) Corp. (the "Company") is a wholly-owned subsidiary of FirstEnergy Capital Holdings Corp., the parent company of FirstEnergy Capital Corp., a broker-dealer operating in Canada. The Company is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Basis of Presentation and Significant Accounting Policies

The accompanying financial statements are prepared in accordance with US generally accepted accounting principles.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and treasury bills with a term to maturity of less than three months from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Securities Transactions

Transactions executed as agents for customers are not reflected in the statement of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at fair value.

Use of estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currency transactions

The functional currency of the Company is the Canadian dollar; however, for US regulatory filing and financial statement presentation purposes, the Canadian dollar financial statements have been translated to US dollars. Monetary assets and liabilities denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in Canadian dollars are translated into US dollars at historical rates. Revenues and expenses are translated at the average exchange rate prevailing during the period. Foreign currency translation gains and losses are included in the Statement of (Loss) Income and Retained Earnings within "interest and foreign exchange" in the period in which they occur.

Fair values

ASC 820, *Financial Instruments* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the financial asset or transfer the financial liability occurs in the principal market for the financial asset or financial liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices unadjusted in active markets for identical financial assets or financial liabilities that the Company has the ability to access;

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the financial asset or financial liability, either directly or indirectly; and

Level 3 – Inputs are unobservable inputs for the financial asset or financial liability and rely on management's own assumptions that market participants would use in pricing the financial asset or financial liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The valuation of the Company's financial assets and financial liabilities carried at fair value meet the definition of level 1 inputs.

Recently adopted accounting guidance

In May 2011, the Financial Accounting Standards Board ("FASB") amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both US generally accepted accounting principles and International Financial Reporting Standards. The amendments were to either clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance became effective January 2, 2012. This change did not have any impact on the Company's financial statements.

3. Related Party Transactions

Under an agreement dated August 1, 2006, which amends agreements dated February 23, 2004 and October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis. For these services, during the year ended August 31, 2013, the Company was charged a total of $2,857,349 (2012 – $3,052,755). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The subordinated loan of $908,000 (2012 - $884,000) is owed to FirstEnergy Capital Corp.

4. Subordinated Loan

The subordinated loan of $908,000 (2012 - $884,000) is denominated in US dollars, is unsecured, and bears interest at $2,000 per month. It may only be repaid with the approval of FINRA, subject to the adequacy of the net capital of the Company and in any case not before October 31, 2016. The subordinated loan is carried at amortized cost and is subordinated to the claims of the general creditors.

5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

6. Regulatory Net Capital Requirement

At August 31, 2013, the Company had net capital of $1,648,172 (2012 – $1,546,304), pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $1,398,172 (2012 – $1,296,304).

7. Income Taxes

The functional currency of the Company is the Canadian dollar and the Company is subject to federal and provincial income tax in Canada. Based on the Company's operating results for the year ended August 31, 2013, the Company had net income of $2 (2012 - $nil) in Canadian dollars and income tax expense of $nil (2012 - $nil). The Company is not currently under examination in any taxation jurisdiction, and there were no liabilities for uncertain tax positions at August 31, 2013 or 2012.

8. Financial Instruments

Fair value

The fair values of the Company's financial assets and financial liabilities (other than the subordinated loan carried at amortized cost and due to a related party), which qualify as financial instruments, approximate their carrying values due to their short-term nature or imminent maturity. The fair value of the subordinated loan is not readily determinable.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk, as the cash equivalents are short term in nature.

Credit risk

The Company's transactions are short-term in nature, collateralized, and executed primarily on behalf of US-based financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's most significant credit exposure at August 31, 2013 is with FirstEnergy Capital Corp. Management does not believe the credit risk is significant as FirstEnergy Capital Corp. is a related party. There is no allowance for credit losses recorded at August 31, 2013 or 2012.

9. Commitments and contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. Subsequent events

The Company has updated its subsequent events disclosure through October 4, 2013, the date the financial statements were issued.